Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Ronen Meidan

Bank Hapoalim B.M.

63 Yehuda Halevi St.

Tel Aviv 6578109, Israel

972-3-567-4174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. M87915-10-0	Page 2 of 10

1.	Names of reporting persons. Bank Hapoalim B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization - Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power - 4,622,662
	8.	Shared voting power - 29,887
	9.	Sole dispositive power - 4,622,662
	10.	Shared dispositive power - 29,887
11.	Aggregate amount beneficially owned by each reporting person - 4,652,549
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) - 6.7% (1)
14.	Type of reporting person (see instructions) BK

(1)	Based on the number of Ordinary Shares outstanding as at February 15, 2015, as reported by Tower in its March 2, 2015 Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) under cover of Form 6-K on March 2, 2015 (the “March 2015 Proxy Statement”), and calculated in accordance with rule 13d-3(d)(1)(i).

13D

CUSIP No. M87915-10-0	Page 3 of 10

1.	Names of reporting persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization - Israel
Number of shares beneficially owned by each reporting person with	7.	Sole voting power - 0
	8.	Shared voting power - 29,887
	9.	Sole dispositive power - 0
	10.	Shared dispositive power - 29,887
11.	Aggregate amount beneficially owned by each reporting person - 29,887
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) - less than 0.01% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on number of Ordinary Shares outstanding as at February 15, 2015, as reported by Tower to the Commission in its March 2015 Proxy Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

13D
CUSIP No. M87915-10-0	Page 4 of 10

The statement on Schedule 13D, dated February 3, 2011, of Bank Hapoalim B.M. (“Hapoalim”) and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”) (collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto, dated June 10, 2013, Amendment No. 2 thereto, dated June 24, 2013, Amendment No. 3 thereto, dated July 22, 2013, Amendment No. 4 thereto, dated January 15, 2014, Amendment No. 5 thereto, dated June 6, 2014, and Amendment No. 6 thereto, dated August 29, 2014, is hereby further amended as follows:

Item 2.	Identity and Background

Schedule A is hereby amended to read in its entirety as attached hereto and incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended to read in its entirety as follows:

“To the knowledge of the Reporting Persons:

(a)	(1)

Hapoalim is the beneficial owner of 4,652,549 Ordinary Shares, including 3,940,626 Ordinary Shares issuable upon conversion of its currently convertible capital notes, 170,374 Ordinary Shares issuable upon exercise of currently exercisable warrants (including warrants to purchase 140,487 Ordinary Shares held by Hapoalim and a warrant to purchase 29,887 Ordinary Shares held by Tarshish, its wholly-owned subsidiary) expiring on December 31, 2018 and 199,665 Series 9 Warrants expiring on June 27, 2017. Hapoalim (and Tarshish’s) ownership, as aforesaid collectively represents approximately 6.7% of the Ordinary Shares outstanding as at February 15, 2015, as reported by Tower to the Commission in its March 2015 Proxy Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

(2)

Tarshish is the beneficial owner of 29,887 Ordinary Shares issuable upon exercise of its currently exercisable warrant, representing less than 0.01% of the Ordinary Shares outstanding as at February 15, 2015 as reported by Tower to the Commission in its March 2015 Proxy Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Hapoalim has sole voting and dispositive power over 4,622,662 Ordinary Shares, including 3,940,626 Ordinary Shares issuable upon conversion of currently convertible capital notes, 140,487 Ordinary Shares issuable upon exercise of currently exercisable warrants expiring on December 31, 2018 and 199,665 Series 9 Warrants expiring on June 27, 2017. Hapoalim and Tarshish share voting and dispositive power over 29,887 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish expiring on December 31, 2018.

(c)	Save for the following, neither Hapoalim nor Tarshish has effected any transactions in the Ordinary Shares during the past 60 days:

Set forth below are the dates of sale, number and average price per share of Ordinary Shares sold by Hapoalim on NASDAQ.

Date	Number of Shares	Price Per Share
January 6, 2015	2,043	US $	13.0615
January 8, 2015	20,000	US $	13.0612
January 12, 2015	20,000	US $	13.3894
January 13, 2015	20,000	US $	13.4170
January 14, 2015	20,000	US $	13.3660
January 15, 2015	20,000	US $	13.4140
January 20, 2015	8,100	US $	13.4842
March 4, 2015	80,000	US $	17.7000
March 5, 2015	80,000	US $	17.7300
March 6, 2015	80,000	US $	17.6883
March 9, 2015	5,100	US $	17.3000

13D
CUSIP No. M87915-10-0	Page 5 of 10

Set forth below are the dates of sale, number and average price per warrant of Series 9 Warrants sold by Hapoalim in over-the-counter transactions not effected on any stock exchange. Each Series 9 Warrant permits the holder thereof to purchase an Ordinary Share at a price of US $7.33 per share until June 27, 2017. Although all sales were made in New Israel Sheqels (“NIS”), the U.S. Dollar Price set forth below reflects conversion of such NIS Price into U.S. Dollars based on the relevant Representative Rate published by the Bank of Israel:

Date	Number of Series 9 Warrants	Price Per Warrant
January 28, 2015	30,000	US $	8.2741
January 29, 2015	50,000	US $	8.7620
March 3, 2015	148,000	US $	10.0628
March 4, 2015	10,000	US $	10.6099

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1.	The section entitled “Registration Rights Agreement” is hereby amended as follows:

1.1.	In the first paragraph, subclause (c) of the last sentence thereof is hereby amended to read in its entirety as follows:

“(c)	upon exercise of any of the warrants issued to any of the Reporting Persons in 2003, 2005, 2007, 2009, 2010, 2011 and 2014 (see “Warrants” below).”

1.2.	To add to the last paragraph thereof the following words “and the 2014 Amendment to the Amended and Restated Registration Rights Agreement between Tower and Hapoalim (Exhibit 18 to this Statement)” immediately before the words “which are each incorporated herein in their entirety by reference”.

2.	The section entitled “Warrants” is hereby amended as follows:

2.1.	The following paragraph is hereby added before the final paragraph:

“On October 27, 2014, in connection with a further amendment to the Facility Agreement which, inter alia, extended the Final Maturity Date thereunder to October 1, 2018, Tower (a) amended the 2003, 2007 and 2011 Warrants to extend the expiry date of each such Warrant to December 31, 2018; and (b) issued to Hapoalim a warrant to purchase 200,000 Ordinary Shares at a purchase price of US $10.50 per share, which may only be exercised during the period commencing January 1, 2017 and ending on December 31, 2018 (the “2014 Warrant”).”

13D
CUSIP No. M87915-10-0	Page 6 of 10

2.2.	The final paragraph is hereby amended to read in its entirety as follows:

“The foregoing summary of the outstanding 2003, 2007, 2010 and 2014 Warrants is qualified in its entirety by reference to the Amended and Restated 2003 Warrant (Exhibit 5 to this Statement), the Amended and Restated 2007 Warrant (Exhibit 6 to this Statement), the 2011 Warrant (Exhibit 10 to this Statement), First Amendment to 2003 Warrant (Exhibit 11 to this Statement), First Amendment to 2007 Warrant (Exhibit 12 to this Statement), First Amendment to 2011 Warrant (Exhibit 13 to this Statement), Second Amendment to 2003 Warrant (Exhibit 14 to this Statement), Second Amendment to 2007 Warrant (Exhibit 15 to this Statement), Second Amendment to 2011 Warrant (Exhibit 16 to this Statement) and the 2014 Warrant (Exhibit 17 to this Statement).”

3.	The section entitled “Facility Agreement” is hereby amended to delete the words “TIC” and “the Lead Investors” each time they appear and to substitute therefor the words “Kenon Holdings Ltd.” and to delete “60%” and substitute “30%” therefor.

Item 7.	Material to be filed as Exhibits

Item 7 is hereby amended to add the following Exhibits:

14.	Second Amendment, dated October 27, 2014, to Amended and Restated Warrant originally issued on December 11, 2003 by Tower Semiconductor Ltd. to Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

15.	Second Amendment, dated October 27, 2014, to Amended and Restated Warrant originally issued on September 10, 2007 by Tower Semiconductor Ltd. to Bank Hapoalim B.M.

16.	Second Amendment, dated October 27, 2014, to Warrant issued on September 1, 2011 by Tower Semiconductor Ltd. to Bank Hapoalim B.M.

17.	Warrant, dated October 27, 2014, granted by Tower Semiconductor Ltd. to Bank Hapoalim B.M.

18.	2014 Amendment, dated October 27, 2014, to Amended and Restated Registration Rights Agreement between Tower Semiconductor Ltd. and Bank Hapoalim B.M., dated September 25, 2008.

13D
CUSIP No. M87915-10-0	Page 7 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2015
Date

/s/ Dan Alexander Koller	/s/ Ronen Meidan

Signature

Bank Hapoalim B.M.

Dan Alexander Koller, Head of	Ronen Meidan, Head of
Financial Markets Division	Equity Investments Unit

Name/Title

March 11, 2015
Date

/s/ Dan Alexander Koller	/s/ Ronen Meidan

Signature

Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Dan Alexander Koller, Chairman of Board of Directors	Ronen Meidan, Director

Name/Title

13D
CUSIP No. M87915-10-0	Page 8 of 10

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship

Yair Seroussi	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim B.M.	Israel

Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Boards of Directors of the credit-card companies in the Bank Group, director in various companies	Israel

Mali Baron	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies	Israel

Amnon Dick	63 Yehuda Halevi St., Tel Aviv, Israel	Businessman, partner in communications companies, consultant and director. CEO of Adsensory Ltd.	Israel

Meir Wietchner	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Global strategy for the Arison Group and Chairman of the Miya Group	Israel

Nir Zichlinskey	63 Yehuda Halevi St., Tel Aviv, Israel	President and CEO of SRI Global Group	Israel

Imri Tov	63 Yehuda Halevi St., Tel Aviv, Israel	Director of companies; business consultant and researcher in defense economics	Israel

Yaacov Peer	63 Yehuda Halevi St., Tel Aviv, Israel	Financial and managerial consultant for small businesses	Israel

Efrat Peled	63 Yehuda Halevi St., Tel Aviv, Israel

Chairman of the Board and CEO of the following companies: Arison Holdings (1998) Ltd.,

Arison Investments Ltd.,

Arison Sustainability Ltd.,

Arzaf Ltd., Arzaf B (97) Ltd., and Arzaf D Ltd. and CEO of the following companies: SAFO LLC and Arzaf C Ltd.

Israel

Nehama Ronen	63 Yehuda Halevi St., Tel Aviv, Israel	Chairperson of the Board of Directors of Maman Cargo Terminals Ltd. and Recycling Corporation (ELA)	Israel

Moshe Koren	63 Yehuda Halevi St., Tel Aviv, Israel	Banking and financial consultant	Israel

Dafna Schwartz	63 Yehuda Halevi St., Tel Aviv, Israel	Professor and member of staff at the Department of Business Administration, Faculty of Management, Ben Gurion University of the Negev, Economic and business consultant in Israel and overseas	Israel

Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.	Israel

Yair Tauman	63 Yehuda Halevi St., Tel Aviv, Israel	Professor at the Interdisciplinary Center Herzliya and at the State University of New York at Stony Brook	Israel

Yosef Yarom	63 Yehuda Halevi St., Tel Aviv, Israel	Lecturer on auditing in the business sector at Haifa University	Israel & Argentina

13D
CUSIP No. M87915-10-0	Page 9 of 10

Senior Officers

Name	Business Address	Principal Occupation	Citizenship

Zion Kenan	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israel

Ari Pinto	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Retail Banking	Israel

Jacob Orbach	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Banking	Israel

Efrat Yavetz	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Human Capital, Advising, and Resources	Israel

Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Accountant	Israel

Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Financial Markets	Israel

Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Legal Adviser	Israel

Yadin Antebi	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Financial Officer	Israel

Ron Weksler	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Corporate Strategy	Israel

Amir Aviv	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Banking	Israel

Zeev Chayu	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Internal Audit in Israel and abroad	Israel

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary	Israel

Tsahi Cohen	63 Yehuda Halevi St., Tel Aviv, Israel	Chief Risk Officer	Israel

Avi Kochva	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Information Technology	Israel

PRINCIPAL HOLDERS OF THE

ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	20.2%
SALT OF THE EARTH LTD	0.6%

13D
CUSIP No. M87915-10-0	Page 10 of 10

Arison Holdings (1998) Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation

Irit Izakson	63 Yehuda Halevi St., Tel-Aviv, Israel	Israel	director in various companies

Shari Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Investor

James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney - Paul Weiss

Jason Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Chairman, The Ted Arison Family Foundation (Israel) Ltd.

David Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Officer of MIYA, an Arison Group Company

Cassie Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Investor

Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO of Arison Holdings (1998) Ltd., CEO and director in various companies

Daniel Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Investor

Salt Of The Earth Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation

Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO - Arison Holdings (1998) Ltd., CEO and director in various companies

Dovik Tal	Atlit, Israel	Israel	CEO - Israel Salt Industries Ltd.

Moshe Lahmani	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	CFO - Arison Holdings (1998) Ltd.

Ido Stern	63 Yehuda Halevi St., Tel Aviv, Israel	Israel	Deputy General Manager and legal counsel at Arison Holdings (1998) Ltd. and Arison Investments Ltd.

Information Regarding Senior Officers and Directors

of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship

Eran Zimmerman	11 Hanegev St., Tel-Aviv, Israel	CEO (Tarshish). SVP capital management - Bank Hapoalim B.M.	Israel

Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Financial Markets - Bank Hapoalim B.M.	Israel

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary of Bank Hapoalim B.M.	Israel

Ronen Meidan	63 Yehuda Halevi St., Tel Aviv, Israel	Head of Equity Investment Unit- Bank Hapoalim B.M.	Israel

Arie Stainfeld	62 Yehuda Halevi St., Tel Aviv, Israel	Head of Exposures and Risk Management Department- Bank Hapoalim B.M.	Israel

Guy Kalif, C.P.A. (Isr)	11 Hanegev St., Tel-Aviv, Israel	Manager, Comptroller Division - Bank Hapoalim B.M.	Israel